The RBB Fund Trust

615 East Michigan Street

Milwaukee, Wisconsin 53202

January 10, 2025

Mr. Kenneth Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund Trust (the “Trust”)
File Nos.: 333-200168 and 811-23011

Dear Mr. Ellington,

The purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, the Trust’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on December 10, 2024, regarding the Staff’s recent Sarbanes-Oxley review of the Trust’s annual report for registered investment companies filed on Form N-CEN on November 14, 2024.

For your convenience, the Staff’s comment has been reproduced in bold typeface and is immediately followed by the Trust’s response.

1. Staff Comment: The Staff notes that the Trust’s Form N-CEN filed on November 14, 2024, includes an internal control report by Cohen & Company, Ltd. for the incorrect registrant – the as-filed internal control report was applicable for The RBB Fund, Inc. Please file an amended Form N-CEN that includes the correct internal control report by Cohen & Company, Ltd. for the Trust.

Response: The Trust filed an amended Form N-CEN with the correct internal control report on January 8, 2025.

* * * * * *

If you have any additional questions or require further information, please contact Edward Paz of U.S Bancorp Fund Services, LLC at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Chief Financial Officer, Chief Operating Officer & Secretary

cc:	Steven Plump, The RBB Fund Trust
Jillian Bosmann, Faegre Drinker Biddle & Reath LLP